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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                        Under the Securities Act of 1934
                               (Amendment No. 5)*

                                   ECOGEN INC.
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   278864-20-2
                                 (CUSIP Number)

                             Emanuel J. Adler, Esq.
                        Blank Rome Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5000
   (Name, Address and Telephone Number of Person Authorized to receive Notice and Communications)

                                November 14, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 6 Pages

CUSIP NO. 278864-20-2

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MOSES MARX
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
     GROUP*                                                            (a) |_|
                                                                       (b) |X|

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      |_|


--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------
NUMBER OF    7. SOLE VOTING POWER
SHARES          25,509,833 (does not include shares issuable upon
BENEFICIALLY    conversion of 20,854 shares of Preferred Stock)
OWNED BY     -------------------------------------------------------------------
EACH         8. SHARED VOTING POWER
REPORTING       ---
PERSON WITH  -------------------------------------------------------------------
             9. SOLE DISPOSITIVE POWER
                25,509,833 (does not include shares issuable upon
                conversion of 20,854  shares of Preferred
                Stock)
             -------------------------------------------------------------------
             10.SHARED DISPOSITIVE POWER
                ---
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      25,509,833 (does not include shares issuable upon conversion of 20,854 shares of Preferred Stock)

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                |X|


--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      64.7%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------


                               Page 2 of 6 Pages

CUSIP NO. 278864-20-2

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     UNITED EQUITIES (COMMODITIES)COMPANY
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
     GROUP*                                                            (a) |_|
                                                                       (b) |X|

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      |_|


--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
NUMBER OF    7. SOLE VOTING POWER
SHARES          25,509,833 (does not include shares issuable upon
BENEFICIALLY    conversion of 20,854 shares of Preferred Stock)
OWNED BY     -------------------------------------------------------------------
EACH         8. SHARED VOTING POWER
REPORTING       ---
PERSON WITH  -------------------------------------------------------------------
             9. SOLE DISPOSITIVE POWER
                25,509,833 (does not include shares issuable upon
                conversion of 20,854  shares of Preferred
                Stock)
             -------------------------------------------------------------------
             10.SHARED DISPOSITIVE POWER
                ---
-------------- -----------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      25,509,833 (does not include shares issuable upon conversion of 20,854 shares of Preferred Stock)

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                |X|


--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      64.7%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------


                               Page 3 of 6 Pages

     This Amendment No. 5 amends and supplements the Schedule 13D, dated June 16, 1997 as amended (the "Schedule D"), of Moses Marx and United Equities (Commodities) Company ("United Equities Commodities") (the "Reporting Persons"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Ecogen, Inc. (the "Company"). Except as modified hereby, there has been no change in the information previously reported in the Schedule 13D.

Item 4.  Purpose of Transaction.

               The Reporting Persons acquired the Common Stock of the Company reported herein as being owned by them for investment purposes. Depending upon market conditions and other factors that the Reporting Persons may deem material to their investment decisions, the Reporting Persons may purchase additional shares of Common Stock of the Company in the open market or in private transactions, or may dispose of all or a portion of the shares of Common Stock of the Company that they now own or hereafter may acquire. Although the Reporting Persons do not at this time have any specific plans or proposals with respect to the following actions, and although the Reporting Persons own a sufficient number of shares of Common Stock of the Company to cause the adoption by the Company's stockholders of such actions if stockholder approval were required, if they were to determine that the best interests of the stockholders of the Company would be served by doing so, they may make proposals to the Company or its stockholders that relate to or would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of
               Schedule 13D of the Exchange Act, including, without limitation, seeking board representation.

Item 5.  Interest in Securities of the Issuer.

               (a) - (b)

               According to information provided by the Company and taking into effect the conversion reported herein, there were, as of November 14, 2001, 39,432,807 shares of Common Stock issued and outstanding.

               United Equities Commodities owns 25,509,833 shares of Common Stock, comprising 64.7% of the issued and outstanding shares of Common Stock, which does not include shares issuable upon conversion of 20,854 shares of 8% Series 1998-C Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock").

               Mr. Marx may be deemed a beneficial owner of such 25,509,833 shares by virtue of his being the only person in a position to determine the investment and voting decisions of United Equities Commodities with respect to such shares.


                               Page 4 of 6 Pages

               Mr. Marx, through United Equities Commodities, has sole power to vote and dispose of all such shares.

               United Equities Commodities has sole power to vote and dispose of all such shares.

               Philippe D. Katz, a .5% partner in United Equities Commodities, beneficially owns 5,000 shares of Common Stock, comprising less than 1% of the issued and outstanding shares of the Common Stock. Dr. Joseph M. Fink, a .5% partner in United Equities Commodities, beneficially owns 11,000 shares of Common Stock, comprising less than 1% of the issued and outstanding shares of Common Stock. The Reporting Persons specifically disclaim beneficial ownership of the shares of Common Stock owned by Mr. Katz and Dr. Fink, respectively, and disclaim membership in a Group.

               (c) On November 14, 2001 United Equities Commodities converted 11,500 shares of Preferred Stock into 25,000,000 shares of Common Stock at a conversion price of $.046 per share calculated pursuant to the terms of the Preferred Stock.

               (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

               (e) It is inapplicable for the purposes hereof to state the date on which the Reporting Persons ceased to be the owners of more than five percent of the Common Stock.



                               Page 5 of 6 Pages

                                    SIGNATURE




     After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  November 29, 2001


                                                      /s/ Moses Marx
                                           -------------------------------------
                                                        MOSES MARX



                                           UNITED EQUITIES (COMMODITIES) COMPANY


                                           By:      /s/ Moses Marx
                                               ---------------------------------
                                                  Moses Marx, General Partner





                               Page 6 of 6 Pages